UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant's name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Allot Communications Ltd. (the “Company”) is submitting this amended Report on Form 6-K (this “Form 6-K/A”) to amend the Report on Form 6-K submitted to the Securities and Exchange Commission on May 1, 2012 containing press releases announcing the quarterly results for the quarter ended March 31, 2012 and signing of a definitive agreement to acquire Ortiva Wireless, Inc. (the “Original Submission”).  The Company is submitting this Form 6-K/A solely to furnish the financial statements for the quarter ended March 31, 2012, as previously provided with its press release dated May 1, 2012, which were inadvertently omitted in the Original Submission. The financial statements are attached to this Form 6-K/A as Exhibit 99.1. The remainder of the information contained in the Original Submission is unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Donna Rahav
Donna Rahav
Deputy General Counsel

Date: May 21, 2012

EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K/A:

Exhibit	Description

99.1	Consolidated Financial Statements of Allot Communications Ltd. and its subsidiaries as of March 31, 2012